September 13, 2023

BURFORD CAPITAL REPORTS FIRST HALF AND SECOND QUARTER 2023 FINANCIAL RESULTS;

STRONGEST SET OF SIX-MONTH FINANCIAL RESULTS IN BURFORD’S HISTORY

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces its unaudited financial results at and for the three and six months ended June 30, 2023.1 Burford’s report on Form 6-K at and for the three and six months ended June 30, 2023, including unaudited condensed consolidated financial statements (the “2Q23 Quarterly Report”), is available on the Burford Capital website at http://investors.burfordcapital.com.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“We have produced the strongest set of six-month financial results in Burford’s history, with net income attributable to shareholders of nearly $240 million and tangible book value per share growth of 12% over the past six months. Our core portfolio generated a lot of cash with realized gains tripling on our core portfolio realizations, and new business was very strong. Our new valuation methodology is sensitive to interest rate changes and thus higher rates during the first six months of 2023 were a headwind for the fair value of our core portfolio, especially during the second quarter, but these valuation movements are non-cash and unrealized and are expected to continue to fluctuate over time. Operating expenses reflect strong portfolio performance and certain idiosyncratic events.”

1 In this announcement, references to (1) “2Q23” and “2Q22” are to Burford’s unaudited financial results for the three months ended June 30, 2023 and 2022, respectively, and (2) “1H23”and “1H22” are to Burford’s unaudited financial results for the six months ended June 30, 2023 and 2022, respectively.

All figures in this announcement are unaudited and presented on a consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Definitions, reconciliations and information additional to those set forth in this announcement are available on the Burford Capital website and in the 2Q23 Quarterly Report (as defined above). In addition, Burford applied its revised valuation methodology for capital provision assets to its unaudited condensed consolidated financial statements at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 included in this announcement. Thus, for comparative purposes, this announcement contains Burford’s restated unaudited condensed consolidated financial statements for the six months ended June 30, 2022. However, because Burford has not previously issued quarterly financial statements, the unaudited condensed consolidated financial statements for the three months ended June 30, 2022 contained in this announcement have not historically been presented and therefore are not a restatement of previously issued unaudited condensed consolidated financial statements.

Highlights

Key activity[2]

•	2Q23 realized gains tripled to $59 million, up 254% from $17 million in 2Q22
o	1H23 realized gains of $94 million, up 255% from $27 million in 1H22
•	2Q23 realizations of $133 million, up 167% from $50 million in 2Q22
o	1H23 realizations of $195 million, up 178% from $70 million in 1H22, reflecting increased portfolio velocity, as the case backlog in the courts continues to clear
•	2Q23 cash receipts[3] of $150 million, up 266% from $41 million in 2Q22

o	1H23 cash receipts[3] of $247 million, up 148% from $99 million in 1H22, primarily driven by realizations including three matters that generated aggregate proceeds of $147 million
• 2Q23 deployments of $181 million, up 159% from $70 million in 2Q22
o	1H23 deployments of $248 million, up 103% from $122 million in 1H22, reflecting in part the balance sheet’s greater participation in new capital provision-direct assets

[2] Represents Burford-only capital provision-direct assets
[3] Represents Burford-only proceeds from capital provision-direct, capital provision-indirect and asset management

Financial results[4]

• Total revenues in 1H23 of $382 million, up 214% from $122 million in 1H22, driven by higher capital provision income due to positive momentum in the progression of our portfolio
o	In 2Q23, while realized gains were up sharply, total revenues were $43 million (2Q22: $15 million), reflecting the impact of increased discount rates on our revised valuation methodology
• Operating income in 1H23 of $284 million, up 332% from $66 million in 1H22; operating income in 2Q23 was essentially at breakeven, primarily reflecting increased operating expenses
o	Increase in operating expenses in 2Q23 driven primarily by an increase in compensation expenses and general, administrative and other expenses compared to 2Q22
o

All but $1.2 million of the increase in compensation and benefits in 2Q23 compared to 2Q22 was non-cash, driven principally by accruals as a result of increases in Burford’s share price and asset values

o

Increase in general, administrative and other expenses in 2Q23 compared to 2Q22 includes $3.3 million in audit, professional and corporate legal fees due to the development of the revised fair value methodology and build-out of quarterly reporting

•

Net income attributable to Burford Capital Limited shareholders of $238 million in 1H23 (1H22: $7 million), with net income per ordinary and diluted share of $1.09 and $1.07, respectively (1H22: $0.03 each)

o

Net loss attributable to Burford Capital Limited shareholders of $22 million in 2Q23 (2Q22: net loss of $49 million), with net loss per ordinary and diluted share of $0.10 each (2Q22: net loss per ordinary and diluted share of $0.23 each)

• Tangible book value attributable to Burford Capital Limited per ordinary share of $8.26 at June 30, 2023, up 12% from $7.36 at December 31, 2022

[4] Represents Burford-only

Portfolio

• Group-wide portfolio grew to $7.0 billion at June 30, 2023 (December 31, 2022: $6.1 billion), due to significant fair value gains and growth in deployments and undrawn commitments
o	Group-wide new commitments of $557 million in 2Q23 (2Q22: $363 million) and $722 million in 1H23 (1H22: $445 million)
• Consolidated fair value of capital provision assets increased 18% to $4.4 billion at June 30, 2023 from $3.7 billion at December 31, 2022

o	Of the $672 million increase in capital provision asset value in 1H23, $280 million attributable to the YPF-related assets
•	Fair value of Burford-only capital provision assets increased 16% to $3.1 billion at June 30, 2023 from $2.6 billion at December 31, 2022
o	Of the $423 million increase in capital provision asset value in 1H23, $185 million attributable to the YPF-related assets
•

On September 8, 2023, the court rendered a decision in the YPF-related assets holding that the appropriate date for the tender offer was April 16, 2012 and that pre-judgment interest should run from May 3, 2012 at a simple interest rate of 8%

•	Cumulative ROIC since inception from Burford-only capital provision-direct assets steady at 88% (December 31, 2022: 88%) and IRR of 29% (December 31, 2022: 29%)

Liquidity and capital

•	Burford-only cash and cash equivalents and marketable securities of $441 million at June 30, 2023 (December 31, 2022: $210 million)
o

Strong liquidity position at June 30, 2023 primarily reflects issuance of $400 million in senior notes in June 2023 and increasing Burford-only realizations, partially offset by strong Burford-only deployments

o	On July 12, 2023, Burford redeemed in full the aggregate outstanding principal amount of the 6.125% bonds due 2024 at a redemption price of par
•	Burford-only due from settlement of capital provision assets decreased 19% to $93 million at June 30, 2023, of which $69 million (74%) was collected in cash at September 7, 2023
•	Total shareholders’ equity attributable to Burford Capital Limited was $1,942 million at June 30, 2023 (December 31, 2022: $1,743 million)
o	Total shareholders’ equity attributable to Burford Capital Limited per ordinary share of $8.87 at June 30, 2023 (December 31, 2022: $7.97 per ordinary share)

Dividend

•

On September 8, 2023, Burford’s board of directors declared an interim dividend of 6.25¢ per ordinary share payable on December 7, 2023 to shareholders of record on November 10, 2023, with an ex-dividend date of November 9, 2023

Investor and Analyst Conference Call

Burford will hold a conference call for investors and analysts at 10.00am EDT / 3.00pm BST on Wednesday, September 13, 2023. The dial-in number for the conference call is +1 646 787-9445 (USA) / +44 (0)20 4587 0498 (UK) / +44 (0)20 3936 2999 (all other locations) and the access code is 329784. To minimize the risk of delayed access, participants are urged to dial into the conference call by 9.40am EDT / 2.40pm BST.

A live webcast of the call will also be available at https://www.investis-live.com/burfordcapital/6499460f383e9013000dafed/rosepu, and pre-registration at that link is encouraged.

An accompanying 2Q23 and 1H23 results presentation for investors and analysts will also be made available on the Burford Capital website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be available until Wednesday, September 27, 2023 by dialing +1 845 709-8569 (USA) / +44 (0)20 3936 3001 (UK) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 178093. A replay facility will also be accessible through the webcast at https://www.investis-live.com/burfordcapital/6499460f383e9013000dafed/rosepu.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Summary Financial Statements and Reconciliations

The tables below set forth summaries of the condensed consolidated and Burford-only statements of operations for the three and six months ended June 30, 2023 and 2022, the condensed consolidated and Burford-only statements of financial position at June 30, 2023 and December 31, 2022 and corresponding reconciliations from consolidated to Burford-only financial results. Furthermore, the tables below set forth certain additional reconciliations for financial information contained in this announcement.

Summary condensed consolidated statements of operations

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022

Revenues
Capital provision income	35,667	35,006	511,600	175,745
Plus/(Less): Third-party interests in capital provision assets	4,813	16,857	(95,532)	218
Asset management income	1,894	2,394	3,891	5,508
Services and other income	2,177	(6,767)	5,497	(10,879)
Total revenues	44,551	47,490	425,456	170,592

Total operating expenses	43,632	26,540	97,931	56,827

Operating income	919	20,950	327,525	113,765

Finance costs and loss on debt extinguishment	21,124	21,636	41,677	37,477
Foreign currency transactions (gains)/losses	(8,898)	2,544	(11,338)	3,058

(Loss)/income before income taxes	(11,307)	(3,230)	297,186	73,230

(Provision) for income taxes	(8,969)	(14,942)	(16,081)	(18,366)
Net income	(20,276)	(18,172)	281,105	54,864

Net income attributable to Burford Capital Limited shareholders	(21,540)	(49,352)	237,885	6,928

Net income attributable to Burford Capital Limited shareholders per ordinary share
Basic	$ (0.10)	$ (0.23)	$ 1.09	$ 0.03
Diluted	$ (0.10)	$ (0.23)	$ 1.07	$ 0.03

Summary Burford-only statement of operations

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2023	2022	2023	2022

Revenues
Capital provision income	35,392	(4,810)	351,407	95,777
Asset management income	5,684	25,829	25,041	36,763
Services and other income	2,161	(5,641)	5,466	(10,885)
Total revenues	43,237	15,378	381,914	121,655

Operating income	(330)	(10,660)	284,338	65,826

Net income	(21,540)	(49,352)	237,885	65,826

Net income per share:
Basic	$ (0.10)	$ (0.23)	$ 1.09	$ 0.03
Diluted	$ (0.10)	$ (0.23)	$ 1.07	$ 0.03

Reconciliation of summary condensed consolidated statement of operations to summary Burford-only statement of operations

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	35,667	(100)	72	4,728	(4,983)	8	35,392
Plus/(Less): Third-party interests in capital provision assets	4,813	-	-	(4,753)	-	(60)	-
Asset management income	1,894	46	3,744	-	-	-	5,684
Services and other income	2,177	-	(1)	-	-	(15)	2,161
Total revenues	44,551	(54)	3,815	(25)	(4,983)	(67)	43,237

Operating income	919	87	3,628	-	(4,903)	(61)	(330)

Net income/(loss)	(20,276)	87	3,628	-	(4,903)	(76)	(21,540)

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	35,006	(1,769)	(55,580)	16,423	48	1,062	(4,810)
Plus/(Less): Third-party interests in capital provision assets	16,857	-	-	(16,435)	-	(422)	-
Asset management income	2,394	57	23,378	-	-	-	25,829
Services and other income	(6,767)	1,132	-	-	-	(6)	(5,641)
Total revenues	47,490	(580)	(32,202)	(12)	48	634	15,378

Operating income	20,950	(245)	(32,240)	-	138	737	(10,660)

Net income/(loss)	(18,172)	(245)	(32,240)	-	138	1,167	(49,352)

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	511,600	(207)	(48,236)	(95,041)	(12,005)	(4,704)	351,407
Plus/(Less): Third-party interests in capital provision assets	(95,532)	-	-	95,011	-	521	-
Asset management income	3,891	92	21,058	-	-	-	25,041
Services and other income	5,497	-	(2)	-	-	(29)	5,466
Total revenues	425,456	(115)	(27,180)	(30)	(12,005)	(4,212)	381,914

Operating income	327,525	181	(27,397)	-	(11,802)	(4,169)	284,338

Net income/(loss)	281,105	181	(27,397)	-	(11,802)	(4,202)	237,885

	Six months ended June 30, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	175,745	(2,277)	(74,175)	498	(318)	(3,696)	95,777
Plus/(Less): Third-party interests in capital provision assets	218	-	-	(510)	-	292	-
Asset management income	5,508	218	31,037	-	-	-	36,763
Services and other income	(10,879)	-	-	-	-	(6)	(10,885)
Total revenues	170,592	(2,059)	(43,138)	(12)	(318)	(3,410)	121,655

Operating income	113,765	(1,357)	(43,200)	-	(77)	(3,305)	65,826

Net income/(loss)	54,864	(1,357)	(43,200)	-	(77)	(3,302)	6,928

Reconciliation of capital provision income excluding YPF-related assets

	For the six months ended June 30,
($ in thousands)	2023	2022
Capital provision income	511,600	175,745
Less: Capital provision income from YPF-related assets	(277,318)	(1,440)
Capital provision income excluding YPF-related assets	234,282	174,305

Summary condensed consolidated statement of financial position

	At
($ in thousands)	June 30, 2023	December 31, 2022

Total assets	5,177,712	4,288,359

Total liabilities	2,441,646	1,901,289

Total Burford Capital Limited equity	1,942,025	1,742,584

Non-controlling interests	794,041	644,486

Total shareholders’ equity	2,736,066	2,387,070

Basic ordinary shares outstanding	218,957,218	218,581,877

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	8.87	7.97
Total shareholders’ equity per basic ordinary share	12.50	10.92

Reconciliation of summary condensed consolidated statement of financial position to summary Burford-only statement of financial position

	At June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	5,177,712	(2,518)	(556,238)	(504,275)	(178,766)	(73,413)	3,862,502

Total liabilities	2,441,646	(141)	(4,234)	(504,275)	(75)	(12,444)	1,920,477

Total shareholders' equity	2,736,066	(2,377)	(552,004)	-	(178,691)	(60,969)	1,942,025

	At December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842

Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

Reconciliation of components of realizations from a consolidated basis to a Group-wide basis

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	130,520	2,677	133,197	22,986	17,328	173,511
Capital provision-indirect	27,064	(22,605)	4,459	22,290	-	26,749
Post-settlement	-	-	-	79,576	-	79,576
Total realizations	157,584	(19,928)	137,656	124,852	17,328	279,836

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	54,769	(4,919)	49,850	14,043	9,069	72,962
Capital provision-indirect	7,114	(1,792)	5,322	13,326	-	18,648
Post-settlement	-	-	-	8,840	-	8,840
Total realizations	61,883	(6,711)	55,172	36,209	9,069	100,450

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	246,252	(51,309)	194,943	73,376	52,751	321,070
Capital provision-indirect	39,644	(33,089)	6,555	32,774	-	39,329
Post-settlement	-	-	-	98,256	-	98,256
Total realizations	285,896	(84,398)	201,498	204,406	52,751	458,655

	Six months ended June 30, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	75,980	(5,778)	70,202	24,381	12,319	106,902
Capital provision-indirect	12,466	(6,367)	6,099	17,901	-	24,000
Post-settlement	-	-	-	38,303	-	38,303
Total realizations	88,446	(12,145)	76,301	80,585	12,319	169,205

Reconciliation of components of deployments from a consolidated basis to a Group-wide basis

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	246,840	(65,387)	181,453	6,070	58,504	246,027
Capital provision-indirect	78,794	(65,662)	13,132	65,662	-	78,794
Post-settlement	-	-	-	31,939	-	31,939
Total deployments	325,634	(131,049)	194,585	103,671	58,504	356,760

	Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	92,445	(22,273)	70,172	8,926	21,291	100,389
Capital provision-indirect	5,429	(3,518)	1,911	3,518	-	5,429
Post-settlement	-	-	-	26,116	-	26,116
Total deployments	97,874	(25,791)	72,083	38,560	21,291	131,934

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	331,525	(83,079)	248,446	12,983	75,956	337,385
Capital provision-indirect	112,794	(93,995)	18,799	93,995	-	112,794
Post-settlement	-	-	-	35,806	-	35,806
Total deployments	444,319	(177,074)	267,245	142,784	75,956	485,985

	Six months ended June 30, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	183,566	(61,436)	122,130	14,667	60,304	197,101
Capital provision-indirect	20,176	(16,776)	3,400	16,776	-	20,176
Post-settlement	-	-	-	43,152	-	43,152
Total deployments	203,742	(78,212)	125,530	74,595	60,304	260,429

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

($ in thousands)	Six months ended June 30, 2023	Three months ended March 31, 2023	Three months ended June 30, 2023
Consolidated proceeds from capital provision assets	308,007	144,485	163,522
Less: Elimination of third-party interests	(87,513)	(60,563)	(26,950)
Burford-only total proceeds from capital provision assets	220,494	83,922	136,572
Burford-only proceeds from capital provision-direct assets	213,321	77,742	135,579
Burford-only proceeds from capital provision-indirect assets	7,173	6,180	993
Burford-only total proceeds from capital provision assets	220,494	83,922	136,572
Consolidated asset management income	3,891	1,997	1,894
Plus: Eliminated income from funds	21,150	17,360	3,790
Burford-only asset management income	25,041	19,357	5,684
Less: Non-cash adjustments(1)	(1,728)	(7,086)	5,358
Burford-only proceeds from asset management income	23,313	12,271	11,042
Burford-only proceeds from marketable security interest and dividends	1,563	881	682
Burford-only proceeds from asset recovery fee for services	38	83	(45)
Burford-only proceeds from insurance receipts	1,530	-	1,530
Burford-only proceeds from asset management and other services	26,444	13,235	13,209
Cash receipts	246,938	97,157	149,781

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

($ in thousands)	Six months ended June 30, 2022	Three months ended March 31, 2022	Three months ended June 30, 2022
Consolidated proceeds from capital provision assets	108,541	69,369	39,172
Less: Elimination of third-party interests	(21,451)	(14,109)	(7,342)
Burford-only total proceeds from capital provision assets	87,090	55,260	31,830
Burford-only proceeds from capital provision-direct assets	81,511	55,163	26,348
Burford-only proceeds from capital provision-indirect assets	5,579	97	5,482
Burford-only total proceeds from capital provision assets	87,090	55,260	31,830
Consolidated asset management income	5,508	3,114	2,394
Plus: Eliminated income from funds	31,255	7,820	23,435
Burford-only asset management income	36,763	10,934	25,829
Less: Non-cash adjustments(1)	(26,547)	(8,725)	(17,822)
Burford-only proceeds from asset management income	10,216	2,209	8,007
Burford-only proceeds from marketable security interest and dividends	967	614	353
Burford-only proceeds from asset recovery fee for services	577	418	159
Burford-only proceeds from insurance receipts	413	-	413
Burford-only proceeds from other corporate	191	-	191
Burford-only proceeds from asset management and other services	12,364	3,241	9,123
Cash receipts	99,454	58,501	40,953

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated aggregate cash receipts from three matters of note to Burford only cash receipts

	Six months ended June 30, 2023
($ in thousands)	Consolidated	Elimination and adjustments	Burford-only
Aggregate cash receipts - three matters of note	181,514	(34,050)	147,464

Reconciliation of consolidated portfolio to Group-wide portfolio

($ in thousands)	At June 30, 2023	At December 31, 2022
Consolidated carrying value	4,407,888	3,735,556
Consolidated undrawn commitments	1,983,154	1,720,727

Eliminations of third-party interests:
Less: Attributable to carrying value	(1,348,424)	(1,100,137)
Less: Attributable to undrawn commitments	(471,789)	(413,446)

Burford-only Carrying value	3,059,464	2,635,419
Burford-only undrawn commitments	1,511,365	1,307,281
Burford-only portfolio	4,570,829	3,942,700

Other funds carrying value	1,115,482	1,076,320
Other funds undrawn commitments	265,502	239,145
Other funds portfolio	1,380,984	1,315,465

BOF-C carrying value	597,340	516,982
BOF-C undrawn commitments	434,930	371,724
BOF-C portfolio	1,032,270	888,706

Total group-wide portfolio	6,984,083	6,146,871

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	At June 30, 2023			At December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Cash and cash equivalents	365,336	(31,779)	333,557	107,658	(33,979)	73,679
Marketable securities	107,180	-	107,180	136,358	-	136,358
Total cash and cash equivalents and marketable securities	472,516	(31,779)	440,737	244,016	(33,979)	210,037

Reconciliation of consolidated to Burford-only capital provision assets

	At June 30, 2023			At December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
YPF-related assets	1,512,062	(504,397)	1,007,665	1,232,549	(409,514)	823,035
Other assets	2,895,826	(844,027)	2,051,799	2,503,007	(689,602)	1,813,405
Capital provision assets	4,407,888	(1,348,424)	3,059,464	3,735,556	(1,099,116)	2,636,440

Reconciliation of consolidated to Burford-only due from settlement of capital provision assets

	At June 30, 2023			At December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Due from settlement of capital provision assets	94,391	(1,754)	92,637	116,582	(1,932)	114,650

Reconciliation of consolidated to Burford-only realized gains on capital provision-direct assets

	Three months ended June 30, 2023			Three months ended June 30, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Consolidated	Eliminations and adjustments	Burford-only
Realized gains relative to cost	59,335	(554)	58,781	21,497	(4,908)	16,589

	Six months ended June 30, 2023			Six months ended June 30, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Consolidated	Eliminations and adjustments	Burford-only
Realized gains relative to cost	127,405	(33,011)	94,394	32,085	(5,484)	26,601

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	At June 30, 2023	At December 31, 2022
Total Burford Capital Limited equity	1,942,025	1,742,584
Less: Goodwill	(133,962)	(133,912)
Tangible book value attributable to Burford Capital Limited	1,808,063	1,608,672
Basic ordinary shares outstanding	218,957,218	218,581,877
Tangible book value attributable to Burford Capital Limited per ordinary share	8.26	7.36

Reconciliation of shareholders’ equity attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	At June 30, 2023	At December 31, 2022
Total shareholders’ equity	2,653,361	2,387,070
Less: Non-controlling interests	(661,083)	(644,486)
Total Burford Capital Limited equity	1,942,025	1,742,584
Basic ordinary shares outstanding	218,957,218	218,581,877
Shareholders’ equity attributable to Burford Capital Limited per ordinary share	8.87	7.97

Definitions and Use of Non-GAAP Financial Measures and Alternative Performance Measures

Burford reports its financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results as follows:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include BCIM Strategic Value Master Fund, LP, Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•

Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes our balance sheet’s participations in two of our private funds (i.e., BCIM Strategic Value Master Fund, LP and Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

•

Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.

•

Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•

Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to the funding provided for an asset, which adds to our deployed cost in such asset.
•	Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.
•

Fair value adjustment is the amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our consolidated statements of financial position.

•	Portfolio includes deployed cost, net unrealized gains or losses and undrawn commitments.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

•

Realized gain / loss reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / loss represents the fair value of our legal finance assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statement of operations) or cumulatively (consolidated statement of financial position).

•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

•

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, and cash received from asset management income, services and/or other income, before any deployments into funding existing or new assets. Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets.
•

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares. Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

For additional information, including reconciliations of our non-GAAP financial measures to the most directly comparable US GAAP measures and reconciliations of our alternative performance measures additional to those set forth in this announcement, see the 2Q23 Quarterly Report furnished to the US Securities and Exchange Commission on September 13, 2023 and made available on our website at http://investors.burfordcapital.com. Non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.